UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2003
Commission file number 1-9947

TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

TRC COMPANIES, INC.
(Name of issuer of the securities held pursuant to the plan)

5 Waterside Crossing
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Index to Financial Statements
June 30, 2003 and 2002

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Plan Administrative Committee and Participants
TRC Companies, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of June 30, 2003 and the changes therein for the year then ended, and its financial status as of June 30, 2003 and the changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 23, 2003

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Net Assets Available for Benefits
June 30, 2003 and 2002

	2003	2002
ASSETS:		
Investments, at fair value:		
Interest bearing cash	$ 6,610,830	$ 4,463,795
Mutual funds	35,735,597	25,722,521
TRC common stock	9,066,744	10,301,080
Participant loans	1,000,201	830,274
Total investments	52,413,372	41,317,670
Receivables:		
Employer contributions	40,094	-
Participant contributions	133,936	-
Accrued investment income	2,202	1,265
Total receivables	176,232	1,265
NET ASSETS AVAILABLE FOR BENEFITS	$ 52,589,604	$ 41,318,935

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 2003 and 2002

	2003	2002
ADDITIONS:		
Contributions:		
Participants	$ 6,161,867	$ 3,857,733
Employer	1,945,020	1,368,995
Participant rollovers	318,639	341,567
Transfers in of net assets from-merged-plans	6,763,583	2,353,656
Total contributions	15,189,109	7,921,951
Investment income:		
Interest and dividend income	680,113	1,143,708
Total additions	15,869,222	9,065,659
DEDUCTIONS:		
Benefits paid to participants	2,002,646	1,972,893
Administrative fees and expenses	14,788	10,554
Net depreciation in fair value of investments	2,581,119	7,709,133
Total deductions	4,598,553	9,692,580
INCREASE (DECREASE) IN NET ASSETS	11,270,669	(626,921)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	41,318,935	41,945,856
End of year	$52,589,604	$41,318,935

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Notes to Financial Statements
June 30, 2003 and 2002

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries who have attained 18 years of age and completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

From July 1, 2001 through April 8, 2002, participants could elect to contribute up to 15% of their compensation. Effective April 9, 2002, the maximum contribution rate was increased to 25%. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of compensation contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 2003 and 2002, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants up to 6% of compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of forfeitures of terminated participants' non-vested accounts and Plan expenses and earnings. Allocations are based upon participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant will become 34% vested after two years of service, 66% percent after three years of service and is fully vested after four years of service.

Investment Options

Upon enrollment in the Plan, participants may direct contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and the TRC Stock Fund. Participants may change their investment options at any time.

Forfeitures

If a participant's employment terminates before their account balances become fully vested, the non-vested portion of their account is forfeited and proportionately redistributed to remaining Plan participants. For the years ended June 30, 2003 and 2002, forfeiture credits of $208,104 and $93,483, respectively, were available for redistribution to participants. For the years ended June 30, 2003 and 2002, forfeitures of $0 and $110,801 were redistributed.

Payment of Benefits

In the event of death or permanent disability, the participant becomes fully vested in their account balance.

Because of the tax deferred status of contributions to the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment, if such occurs prior to age 59½. All distributions from the Plan are made in a lump sum.

Participant Loans

Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from 1 – 5 years or up to 10 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant loans at June 30, 2003 range from 5.25% to 10.50%.

Other In-Service Withdrawals

The Plan permits payment of benefits to participants to satisfy a financial need such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participants vested account balance exclusive of earnings credited to the account after December 31, 1988.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. Certain financial statement items have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the changes in net assets available for plan benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost, which approximates fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds which invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Payment of Benefits

Benefits to participants are recorded when paid.

Administrative Expenses

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3 – TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Merrill Lynch Group Employee Services. Transactions, related to the Plan, in the Company's stock and loans to participants qualify as party-in-interest.

NOTE 6 – PLAN TRANSFERS

During the year ended June 30 2003, approximately $6.8 million in assets associated with the Site-Blauvelt Engineers, Inc. Alliance Capital 401(k) Plan and the Cubix Corporation 401(k) Retirement and Savings Plan were merged into the Plan and were included in transfer of net assets from merged plans.

During the year ended June 30 2002, approximately $2.4 million in assets associated with the Carson-Salcedo & Associates 401(k) Plan, the Telepath Systems, Inc. Retirement 401(k) Plan, the Lowney Associates 401(k) Profit Sharing Plan and the Omni Environmental Corporation Employee Profit Sharing Plan were merged into the Plan and were included in transfer of net assets from merged plans.

NOTE 7 - INVESTMENTS

Plan investments that represent 5% or more of the Plan's net assets at June 30, 2003 and 2002 were as follows:

	2003	2002
TRC Stock Fund	$ 9,066,744	$ 10,301,080
BGI S&P 500 Stock Index Fund	7,438,188	6,464,424
Money Market Fund	6,610,830	4,463,795
BGI Bond Index Fund	4,788,255	2,546,722
Wells Fargo Large Company Growth Fund	3,903,507	3,595,647
BGI Asset Allocation Fund	3,491,257	3,143,063
State Street Aurora Fund	3,471,834	3,516,503
Alliance Growth and Income	2,990,949	-
Oppenheimer International Growth Fund CL A	2,028,365	-

The Plan's investments appreciated (depreciated) in value $(2,581,119) and $(7,709,133) during the years ended June 30, 2003 and 2002, respectively. This appreciation (depreciation) includes gains and losses on investments sold during the year. Appreciation (depreciation) during the year ended June 30, 2003 and 2002 is as follows:

	2003	2002
Alliance Growth and Income	$ 266,087	$ (258,389)
BGI Bond Index Fund	157,314	53,695
Fidelity Advantage Value Strategies	142,456	(129,802)
BGI Asset Allocation Fund	126,248	(611,721)
ML Fundamental Growth Fund CL A	58,741	(30,072)
Dreyfus New Leaders	51,613	(36,379)
Van Kampen Equity Income Fund CL A	13,413	(39,801)
ML Low Duration Fund CL D	11,691	(919)
Wells Fargo Large Company Growth Fund	(21,176)	(1,078,786)
PIMCO Growth Fund CL A	(24,548)	(489,322)
BGI S&P 500 Stock Index Fund	(47,583)	(1,926,663)
Oppenheimer International Growth Fund CL A	(180,231)	(371,945)
State Street Aurora Fund	(317,808)	(49,586)
TRC Stock Fund	(2,817,336)	(2,739,443)
	$(2,581,119)	$(7,709,133)

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
June 30, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(d) Cost	(e) Current Value
	Merrill Lynch Trust Company			
*	Money Market Fund	Money Market Fund	**	$ 6,610,830
*	Wells Fargo Large Company Growth Fund	Mutual fund, 96,632 shares	**	3,903,507
*	ML Low Duration Fund CL D	Mutual fund, 96,336 shares	**	999,968
*	ML Fundamental Growth Fund CL A	Mutual fund, 84,448 shares	**	1,157,777
*	Oppenheimer International Growth Fund CL A	Mutual fund, 160,345 shares	**	2,028,365
*	State Street Aurora Fund	Mutual fund, 118,655 shares	**	3,471,834
*	BGI Asset Allocation Fund	Mutual fund, 391,836 shares	**	3,491,257
*	BGI Bond Index Fund	Mutual fund, 465,784 shares	**	4,788,255
*	BGI S&P 500 Stock Index Fund	Mutual fund, 63,100 shares	**	7,438,188
*	Fidelity Advantage Value Strategies	Mutual fund, 61,394 shares	**	1,489,420
*	Alliance Growth and Income	Mutual fund, 1,013,881 shares	**	2,990,949
*	Dreyfus New Leaders	Mutual fund, 25,685 shares	**	997,870
*	PIMCO Growth Fund CL A	Mutual fund, 115,099 shares	**	1,922,156
*	Van Kampen Equity Inc. Fund CL A	Mutual fund, 147,082 shares	**	1,056,051
*	TRC Stock Fund	Mutual fund, 505,393 shares	**	9,066,744
*	Participant Loans	Loans to participants secured by their accounts. Repayment terms range up to ten years. Interest rates in effect during period 5.25% to 10.50%.	-	1,000,201
			**	$ 52,413,372

* Denotes party-in-interest

** Not applicable. All investments are the result of participant or beneficiary directed accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 23, 2003

By: /s/ Harold C. Elston, Jr.

Harold C. Elston, Jr.
Plan Administrative Committee Member

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-70662 of TRC Companies, Inc. on Form S-8 of our report dated December 23, 2003 appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2003.

Deloitte & Touche LLP

December 23, 2003